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                                                                  EXHIBIT (a)(8)

                      DOREL BIDS FOR U.S. RTA MANUFACTURER
                     AMERIWOOD BOARD RECOMMENDS ACCEPTANCE

     MONTREAL, CANADA March 30, 1998--Dorel Industries Inc. (ME/TSE: DII.A; DII.B) ("Dorel") and Ameriwood Industries International Corporation (NASDAQ/NMS:AWII) ("Ameriwood") today jointly announced that the two companies have entered into a definitive merger agreement for the acquisition of Ameriwood by Dorel. Upon completion of the merger, Ameriwood will become a subsidiary of Charleswood Corporation, a wholly-owned subsidiary of Dorel.

     Under the terms of agreement, Dorel will commence a tender offer no later than April 3, 1998, to acquire all of the outstanding shares of Ameriwood for U.S.$9.625 per share in cash. Following the completion of the tender offer, Dorel will, if necessary, consummate a second step merger in which all remaining Ameriwood shareholders will also receive U.S.$9.625 per share in cash. The total purchase price will be approximately U.S.$41.1 million.

     The Board of Directors of Ameriwood has approved the transaction and recommends that Ameriwood shareholders tender their shares in Dorel's offer. In addition, certain of the directors of Ameriwood, controlling shares representing approximately 10% on a fully diluted basis of the outstanding shares of Ameriwood, have agreed to tender their shares in Dorel's offer. Completion of the tender offer and merger are subject to customary conditions, including the tender of a majority of Ameriwood's shares and termination of the waiting period under U.S. anti-trust laws. The tender offer will be made pursuant to definitive documents to be filed with the Securities and Exchange Commission.

     In fiscal 1997, Ameriwood registered sales of U.S.$94.6 million, or Cdn.$131 million, while Dorel's revenues were U.S.$384.1 million, or Cdn.$531.7 million.

     Charles R. Foley, Ameriwood's President and CEO, said, "We are confident that becoming part of Dorel Industries will enhance Ameriwood's ability to serve our customers in providing outstanding products and service. Dorel's financial success demonstrates its strong operational and cost effectiveness. We are also enthusiastic about the opportunities this combination provides for our dedicated associates."

     Neil L. Diver, Ameriwood's Chairman, also remarked, "We are very pleased that Ameriwood and its employees will join the successful Dorel ready-to-assemble ("RTA") companies. We have been particularly impressed with Dorel's relationships with the mass merchants and we are confident that our skills will be complementary."

     Dorel President and CEO, Martin Schwartz said the offer is yet another example of the company's disciplined acquisition strategy. "We have been careful to stick to the areas we know best. Similar past purchases have served the corporation well. Since RTA is the major contributor to Dorel's profitability and because of the excellent relationships we enjoy with the mass merchants, we feel confident this additional market share will further add to our profitability."

     Dorel is a vertically-integrated consumer products manufacturer and distributor specializing in three product areas: ready-to-assemble ("RTA") furniture; juvenile furniture and accessories; and home furnishings. Dorel's products include a wide variety of RTA furniture for home and office use; juvenile furniture and accessories; and home furnishings as well as a mid-market line of case goods.

     Dorel employs more than 2,900 people in nine countries. Major facilities include the corporate head office, Dorel Home Products and the Leadra Design division in Montreal, Quebec; Ridgewood in Cornwall, Ontario; Cosco, Inc. in Columbus, Indiana; Infantino in San Diego, California and Charleswood Corporation in Wright City, Missouri. European operations include Dorel (U.K.) Limited in the United Kingdom and Maxi-Miliaan B.V. in the Netherlands.

     Ameriwood is one of the leading U.S. manufacturers of quality RTA. Products for the home and office account for some 75% of sales. The balance is derived from custom-manufactured products for customers in
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the audio, contract furniture and other specialty businesses. The company owns two major, fully equipped, modern factories; a 535,000 square foot complex in Tiffin, Ohio as well as a 500,000 square foot facility in Dowagiac, Michigan. Ameriwood employs over 700 people.

     (Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are necessary estimates reflecting the best judgement of the party making such statements based upon current information and involve a number of risks and uncertainties. Forward-looking statements contained in this press release or in other public statements of the parties should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.)

Ameriwood press contacts:                 Neil Diver
                                          (415) 721-5511

                                          Seyforth and Associates (Steve Poole)
                                          (616) 776-3511

Dorel Contact:                            Maison Brison
                                          Rick Leckner
                                          (514) 731-0000